Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TURBO ENERGY, S.A.

Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2023 and 2022

(Unaudited)

(Expressed in Euro)

Condensed Interim Consolidated Statements of Financial Position	F-2

Condensed Interim Consolidated Statements of Operations	F-3

Condensed Interim Consolidated Statements of Shareholders’ Equity	F-4

Condensed Interim Consolidated Statements of Cash Flows	F-5

Notes to Unaudited Condensed Interim Consolidated Financial Statements	F-6

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Euro)

As at	Note	June 30, 2023	December 31, 2022
		(Unaudited)
Assets
Current
Cash	2	€498,099	€502,585
Accounts receivable, net and other receivables	4	1,730,467	3,137,609
Inventory, net	5	8,742,895	10,106,216
Amount due from related parties	10	79,835	140,264
Prepaid expense	6	914,978	735,606
Deferred offering costs	16	409,710	-
Total Current Assets		12,375,984	14,622,280

Non- Current Assets
Property and equipment, net	7	159,764	150,483
Intangible assets, net	8	561,698	369,006
Right-of-use assets	14	66,149	94,106
Total Assets		€13,163,595	€15,235,875

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	9	€2,231,281	€2,652,869
Amount due to related parties	10	3,801,385	237,285
Lease liabilities - current portion	14	53,382	55,961
Bank loans - current portion	11	3,636,961	8,010,239
		9,723,009	10,956,354
Non-Current Liabilities
Lease liabilities	14	13,998	39,098
Bank loans	11	207,770	324,292
Total Liabilities		€9,944,777	€11,319,744

Shareholders’ Equity
Share Capital	12	2,504,285	2,504,285
Reserve	13	1,411,846	383,268
Retained Earnings (Accumulated Deficit)		(697,313)	1,028,578
Total Shareholders’ Equity		3,218,818	3,916,131

Total Liabilities and Shareholders’ Equity		€13,163,595	€15,235,875

Subsequent Events (Note 22)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in Euro)

		Six Months Ended June 30,
	Note	2023	2022

Revenue	17	€7,019,127	€13,789,074
Revenue - related parties	10,17	184,362	544,786
Other operating income		8,427	182
Total Revenue		7,211,916	14,334,042

Cost and Expenses
Cost of revenues	18	6,013,713	11,973,743
Cost of revenues - related parties	10,18	-	30,696
Selling and administrative	19	728,329	760,174
Selling and administrative – related parties	10,19	508,590	142,433
Salaries and benefits		447,282	408,020
Bad debt expense (recovery)	4	4,534	(10,859)
Total Cost and Expenses		7,702,448	13,304,207

Income (loss) from operations		(490,532)	1,029,835

Other Income (Expense)
Interest expense		(159,197)	(132,861)
Foreign exchange gain (loss)		(47,584)	31,986
Total Other Income (Expense)		(206,781)	(100,875)

Net Income (Loss) Before Income Tax		(697,313)	928,960
Income tax
- Current		-	(233,927)
- Deferred		-	-
Net Loss (Income)		€(697,313)	€695,033

Basic and Diluted Net Income per Share		€(0.01)	$0.01
Weighted Average Number of Common Shares Outstanding – Basic and Diluted		50,085,700	50,085,700

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Expressed in Euro)

Six months ended June 30, 2023

	Note	Number of Outstanding Shares	Share Capital	Reserve	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
Balance, January 1, 2023		50,085,700	€2,504,285	€383,268	€1,028,578	€3,916,131
Transfer from retained earnings to reserve	13			1,028,578	(1,028,578)	-
Net loss for the period			-	-	(697,313)	(697,313)
Balance, June 30, 2023		50,085,700	€2,504,285	€1,411,846	€(697,313)	€3,218,818

Six months ended June 30, 2022

	Note	Number of Outstanding Shares	Share Capital	Reserve	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
*Balance, January 1, 2022		50,085,700	€4,285	€116,046	€267,222	€387,553
Transfer from retained earnings to reserve	13			267,222	(267,222)	-
Net income for the period			-	-	695,033	695,033
*Balance, June 30, 2022		50,085,700	€4,285	€383,268	€695,033	€1,082,586

*	Retrospectively restated forward stock split 20:1

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Euro)

		Six Months Ended June 30,
	Note	2023	2022
Cash Provided by (Used in)

Operating Activities
Net income (loss) before income tax		€(697,313)	€928,960
Items not affecting cash:
Bad debt expense (recovery)	4	4,534	(10,859)
Depreciation of property and equipment	7	10,051	1,321
Amortization of intangible assets	8	25,141	429
Amortization of right-of-use assets	14	27,957	7,944
Accretion of lease liabilities	14	874	510
Changes in non-cash working capital items:
Inventory		1,363,321	(78,532)
Accounts receivable	5	1,402,608	142,498
Due from related parties	10	59,636	(210,759)
Due to related parties	10	(236,205)	(447,595)
Prepaid expense	6	(179,373)	(2,527,628)
Deferred offering costs	16	(409,710)	-
Deferred tax assets		-	1,605
Accounts payable and accrued liabilities	9	(421,586)	(249,173)
Income tax payable		-	(233,930)
Net cash provided by (used in) operating activities		949,935	(2,675,209)

Investing Activities
Purchase of equipment	7	(19,332)	(2,565)
Purchase of intangible assets	8	(217,834)	(30,636)
Net cash used in investing activities		(237,166)	(33,201)

Financing Activities
Proceeds (Repayment) of bank loans	11	(116,216)	(136,379)
Net proceeds from lines of credit	11	(4,373,584)	2,711,292
Repayment of lease liabilities	14	(28,553)	(8,219)
Dividend paid to related party	10	-	(72,002)
Payments to related parties	10	(25,085)	(48,432)
Proceeds from related parties	10	3,826,183	70,507
Net cash provided by (used in) financing activities		(717,255)	2,516,767

Net change in cash		(4,486)	(191,643)
Cash - beginning of period		502,585	616,445
Cash - end of period		€498,099	€424,802

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

TURBO ENERGY, S.A.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Six Months Ended June 30, 2023 and 2022

(Expressed in Euro)

NOTE 1 – ENTITY INFORMATION

Turbo Energy, S.A. (the “Company), was incorporated under the name of Distritech Solutions S.L. on September 18, 2013 under the laws of the Kingdom of Spain. The company then changed its name to Solar Rocket S.L. on October 7, 2013. On April 8, 2021, Solar Rocket S.L. merged with a Spanish corporation Turbo Energy S.L.U. Turbo Energy S.L.U then became a wholly owned subsidiary of Solar Rocket S.L. This merger was approved by the Board of Directors of both companies. Following the merger, the company changed its name to Turbo Energy S.L. on April 8, 2021. On February 8, 2023, we transformed the company from a Spanish unipersonal limited company to a Spanish limited stock company. As such, our company’s name was changed to Turbo Energy S.A.

The corporate purpose of the Company, in accordance with its bylaws, consists of the acquisition, distribution and sale of electrical and electronic material for the development of renewable energy projects, such as solar panels, inverters, chargers, regulators, batteries and structures, among others. We design, develop, and distribute equipment for the generation, management, and storage of photovoltaic energy. Our energy storage products are managed, from the cloud and through the inverter of the installation, by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, comparing to conventional battery storage systems, reduce electricity bill and protect the installation from power outages. Currently, we primarily sell inverters, batteries, and photovoltaic modules to installers and other distributors for residential consumers located in Spain.

The Company is part of the Umbrella Solar Investment Group, whose main shareholder is Crocodile Investment, S.L.U, (hereinafter, the ultimate partner), with registered office in Valencia. The majority shareholder of the Turbo Energy, S.A is Umbrella Solar Investment, S.A (hereinafter, the majority shareholder), which is part of the Umbrella Solar Investment Group.

On November 8, 2022, Turbo Energy S.A. with the purpose to develop a new business in the field of self-consumption of electricity, acquired the 100% of the ordinary shares for a total amount of €2,250 of IM2 Energía Solar Proyecto 35 S.L.U., a company under common control by our CEO and established under the laws of the Kingdom of Spain on August 1, 2019. Following the transaction, IM2 Energía Solar Proyecto 35 S.L.U. became our wholly owned subsidiary. On November 29, 2022 changed its name to Turbo Energy Solutions S.L.U. Since its incorporation this company has had a very insignificant activity.

Merger by absorption process

On April 8, 2021, the merger of Solar Rocket, S.L. (absorbing company) and Turbo Energy, S.L.U. (absorbed company) was formalized in a public deed, being registered in the Mercantile Registry of Valencia on August 9, 2021. The merger process, approved by the respective shareholders’ meetings on June 30, 2020, consisted of the extinction without liquidation of the absorbed company, transferring its assets and liabilities en bloc to the absorbing company, which acquired, by universal succession, the rights and obligations of the absorbed company. The Company recorded the assets and liabilities contributed by the absorbed companies at the values established in the accounting regulations in force at that time. The consolidated financial statements for the year 2021 include the information required by the regulations in relation to the aforementioned merger process.

On the same date of the merger described above, the absorbing company (Solar Rocket, S.L.) changed its corporate name to Turbo Energy, S.L.U. as described above.

NOTE 2 – MATERIAL ACCOUNTING POLICIES

Basis of presentation

The notes presented in our condensed unaudited interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our unaudited interim consolidated financial statements are referred to as condensed. Our unaudited condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 202, included in the Company’s F-1/A as filed with the Securities and Exchange Commission on September 18, 2023.

The unaudited condensed interim consolidated financial statements of Turbo Energy, S.A. have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”). Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

These consolidated financial statements were approved by the board of directors of the Company on December 22nd, 2023.

The consolidated financial statements of the Company were prepared on a historical cost basis except where certain financial instruments that are required to be measured at fair value. These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The consolidated financial statements are presented in Euro, which is the Company’s functional currency. Transactions in currencies other than the functional currency are recorded in accordance with the policies stated under Foreign Currency Transaction in note 2.

Reclassification

Certain amounts from prior period have been reclassified to conform to the current period presentation. These reclassifications had no impact on reported operating and net loss.

Revenue recognition

The Company design, develop, and distribute equipment for the generation, management, and storage of photovoltaic energy. Our energy storage products are managed, from the cloud and through the inverter of the installation, by an advanced software system which is optimized by artificial intelligence (“AI”). The key advantage is that our products, comparing to conventional battery storage systems, reduce electricity bill and protect the installation from power outages.

The Company’s revenue is primarily generated from sales of the inverters, batteries, and photovoltaic modules to installers and other distributors for residential consumers under individual customer purchase orders, some of which have underlying master sales agreements that specify terms governing the product sales.

The Company recognizes such revenue at the point in time when control of the products is transferred to the customer at the estimated net consideration for which collection is probable, taking into account the customer’s rights to unit rebates, and rights to return unsold product.

Transfer of control occurs either when products are shipped to or received by the distributor or direct customer, based on the terms of the specific agreement with the customer, if the Company has a present right to payment and transfer of legal title and the risks and rewards of ownership to the customer has occurred. For most of the Company’s product sales, transfer of control occurs upon shipment to the distributor or direct customer. In assessing whether collection of consideration from a customer is probable, the Company considers the customer’s ability and intention to pay that amount of consideration when it is due. Payment of invoices is due as specified in the underlying customer agreement, typically 30 to 60 days from the invoice date, which occurs on the date of transfer of control of the products to the customer.

Since payment terms are less than a year, the Company has elected the practical expedient and does not assess whether a customer contract has a significant financing component.

A five-step approach is applied in the recognition of revenue: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation. Customer purchase orders plus the underlying master sales agreements are considered to be contracts with the customer for purposes of applying the five-step approach.

Returns under the Company’s general assurance warranty of products have not been material historically and warranty-related services are not considered a separate performance obligation under the customer orders.

Each distinct promise to transfer products is considered to be an identified performance obligation for which revenue is recognized upon transfer of control of the products to the customer. Although customers may place orders for products to be delivered on multiple dates that may be in different quarterly reporting periods, all of the orders are scheduled within one year from the order date. The Company has opted to not disclose the portion of revenues allocated to partially unsatisfied performance obligations, which represent products to be shipped within 12 months under open customer purchase orders, at the end of the current reporting period. The Company has also elected to record sales commissions when incurred, as the period over which the sales commission asset that would have been recognized is less than one year.

Concentration of Revenue by Customer

For the six months ended June 30, 2023 and 2022, there was one customer who comprised greater than 10% of the Company’s revenue and represented 11.7% and 12.3% of the Company’s revenue, respectively.

Cash and Cash Equivalents

Cash consist of highly liquid instruments purchased with an original maturity of three months or less. As of June 30, 2023 and December 31, 2022, the Company had cash of €498,099 and €502,585, respectively. The Company does not have any cash equivalents.

The Company minimizes the concentration of credit risk associated with its cash by maintaining its cash with high-quality insured financial institutions. However, cash balances in excess of the Spanish government insured limit (Fondo de Garantía de Depósitos (FDG)) of €100,000 are at risk.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable.

The Company will run credit checks on all customers that request term payment.

Inventory

Inventories are valued at their acquisition cost, production cost or net realizable value, whichever is lower. Discounts for prompt payment are included as a lower price, whether or not they appear on the invoice and assigning value to its inventories. The Company adopts the weighted average price method.

Net realizable value represents the estimated sales price less all estimated costs that will be incurred in the process of commercialization, sales and distribution.

The Company makes the appropriate valuation adjustments, recording impairment expense when the net realizable value of the inventories is less than their acquisition cost.

Property and equipment

Property and equipment is recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses, if any. When components of property and equipment have different useful lives they are accounted for separately. Depreciation is provided at rates which are calculated to write off the assets over their estimated useful lives as follows:

Furniture	10 years straight line
Tools and machinery	4 years straight line
Right-of-use assets	Over term of lease

Intangible assets

Acquired intangible assets are initially measured at cost. Following the initial recognition, intangible assets are measured at cost less any accumulated amortization and any impairment losses. The useful lives of intangible assets are either definite or indefinite. Intangible assets that have a finite useful life are amortized over the assessed useful economic life and are assessed for impairment when there are any indicators present that the intangible asset may be impaired. The Company reviews the amortization period and method at least annually, and any changes are treated as changes in accounting estimates and applied prospectively.

Computer application and webpage are amortized over estimated useful lives of three years and Software is amortized over estimated useful lives of five years.

Deferred Offering Costs

Deferred offering costs represent legal, accounting and other direct costs related to the IPO, which will be completed on September 22, 2023. Upon the completion of IPO, direct offering costs of will be reclassified to additional paid-in capital along with underwriters’ fees paid, net against IPO proceeds received. The Company recorded €409,710 and €0 of deferred offering costs as a non-current asset in the accompanying balance sheets as of June 30, 2023 and December 31, 2022, respectively. (Note 16)

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the agreement on the inception date.

As a lessee, the Company recognizes a lease obligation and a right-of-use asset in the statements of financial position on a present-value basis at the date when the leased asset is available for use. Each lease payment is apportioned between a finance charge and a reduction of the lease obligation. Finance charges are recognized in finance cost in the statements of income and comprehensive income. The right of-use assets are depreciated over the shorter of its estimated useful life and the lease term on a straight-line basis.

Lease obligations are initially measured at the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives;

●	variable lease payment that are based on an index or a rate;

●	amounts expected to be payable under residual value guarantees;

●	the exercise price of a purchase option if the Company is reasonably certain to exercise that option; and

●	payments of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

Lease payments are discounted using the interest rate implicit in the lease, or if this rate cannot be determined, the Company’s incremental borrowing rate. Right-of-use assets are initially measured at cost comprising the following:

●	the amount of the initial measurement of the lease obligation;

●	any lease payments made at or before the commencement date less any lease incentives received; and

●	any initial direct costs and rehabilitation costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight- line basis as an expense in the statements of income and comprehensive income. Short-term leases are leases with a lease term of 12 months or less.

Share capital

Ordinary shares are classified as equity, net of transaction costs directly attributable to the issue of ordinary shares.

Ordinary shares issued for consideration other than cash are based on their market value at the date the ordinary shares are issued.

Provisions

Provisions are recognized when there is a present legal or constructive obligation as a result of a past event, for which it is probable that a transfer of economic benefits will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. Provisions are discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability, if material. Where discounting is used, the increase in the provision due to passage of time (“accretion expense”) is recognize as an expense on the statements of income and comprehensive income.

Foreign currency transactions

The functional currency used by the Company is the euro. Consequently, operations in currencies other than the euro are considered to be denominated in foreign currency and are recorded at the exchange rates in force on the dates of the operations.

At year-end, monetary assets and liabilities denominated in foreign currency are converted by applying the exchange rate on the balance sheet date. The profits or losses revealed are charged directly to the profit and loss account for the year in which they occur.

On each balance sheet date, monetary assets and liabilities in foreign currency are converted at the rates in force on the closing date. Non-monetary items in foreign currency measured in terms of historical cost are converted at the exchange rate on the date of the transaction.

The exchange differences of the monetary items that arise both when liquidating them and when converting them at the closing exchange rate, are recognized in the results of the year, except those that are part of the investment of a business abroad, which are recognized directly in equity net of taxes until the time of its disposal.

Income per share

Basic income per share is calculated by dividing the income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding in the period. For all periods presented, the income attributable to ordinary shareholders equals the reported income attributable to owners of the Company.

Diluted income per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of ordinary shares outstanding for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase ordinary shares at the average market price during the period.

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding, as of June 30, 2023 and December 31, 2022.

Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication that the carrying amount is not recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Management assesses impairment of non-financial assets such as property and equipment and intangible assets. In assessing impairment, management estimates the recoverable amount of each asset or cash generating unit (“CGU”) based on expected future cash flows. The Company has applied judgment in its assessment of the appropriateness of the determination of CGU’s. When measuring expected future cash flows, management makes assumptions about future growth of profits which relate to future events and circumstances. Actual results could vary from these estimated future cash flows. Estimation uncertainty relates to assumptions about future operating results and the application of an appropriate discount rate.

Financial instruments

Financial assets

Financial assets are classified as either financial assets at fair value through profit and loss (“FVTPL”), amortized cost, or fair value through other comprehensive income (“FVTOCI”). The Company determines the classification of its financial assets at initial recognition.

Classification and measurement

Classification determines how financial assets and financial liabilities are accounted for in financial statements and, in particular, how they are measured on an ongoing basis. IFRS 9 Financial Instruments approach for the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. This single, principle-based approach replaces prior rule-based requirements. The model also results in a single impairment model being applied to all financial instruments.

Financial assets at FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of income and comprehensive income. Realized and unrealized gains and income arising from changes in the fair value of the financial asset held at FVTPL are included in the statements of income and comprehensive income in the period in which they arise. The Company has classified cash as FVTPL.

Financial assets at FVTOCI

Financial assets at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. There are no financial assets classified as FVTOCI.

Financial assets at amortized cost

Financial assets at amortized cost are initially recognized at fair value, net of transaction costs, and subsequently carried at amortized cost less any impairment. They are classified as current assets or non- current assets based on their maturity date. The Company has classified accounts receivable and amounts due from related parties at amortized cost.

Financial assets are derecognized when they mature or are sold, and substantially all the risks and rewards of ownership have been transferred.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or at amortized cost. The Company determines the classification of its financial liabilities at initial recognition.

Financial liabilities are classified as measured at amortized cost, net of transaction costs unless classified as FVTPL. The Company’s accounts payable and accrued liabilities, amounts due to related parties, lease liabilities and bank loans are classified as measured at amortized cost.

The Company’s bank loans were classified as measured at amortized cost at June 30, 2023 and December 31, 2022. During the six months ended June 30, 2023 and 2022, the Company incurred €138,109 and €66,572 interest on bank loans.

Fair value measurement

Fair value measurements are made using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value:

●	Level 1 – defined as observable inputs such as quoted prices in active markets;

●	Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

●	Level 3 – defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The fair value measurement is categorized in its entirety by reference to its lowest level of significant input. Fair value is based on estimated cash flows, discounted at interest rates for similar instruments.

The carrying amounts shown of the Company’s financial instruments including cash, accounts receivable, inventories, accounts payable and accrued liabilities approximate their fair value (Level 1) due to the short-term maturities of these instruments.

Impairment of financial assets

The Company assesses at each statements of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired.

The Company recognizes expected credit losses (“ECL”) for accounts receivable based on the simplified approach. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of the account receivable.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. ECLs are a probability-weighted estimate of credit losses.

ECLs are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, and forward looking macro- economic factors in the measurement of the ECLs associated with its assets carried at amortized cost.

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

New Accounting Pronouncements

The following accounting standards and amendments have been issued by the IASB or the International Financial Reporting Interpretations Committee that are not yet effective as of the date of the Company’s consolidated financial statements. The Company intends to adopt such standards upon the mandatory effective date.

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date. These amendments are effective for reporting periods beginning on or after January 1, 2023. The Company is evaluating the impact of the above amendments on its consolidated financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the recognition, measurement and disclosure of amounts reported in these consolidated financial statements and accompanying notes. The reported amounts and note disclosures are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates. These judgments, estimates and assumptions are reviewed regularly.

The following are significant management judgments, estimates and assumptions used in applying the accounting policies of the Company that have the most significant effect on recognition and measurement of assets, liabilities, income and expenses:

Leases

The Company exercises judgment in determining the approximate lease term on a lease by lease basis. The Company considers all facts and circumstances that may create an economic incentive to exercise renewal options and also evaluated the economic incentive related to continuation of existing leaseholds. The Company is also required to estimate specific criteria in order to estimate the carrying amount of right-of-use assets and lease liabilities including the incremental borrowing rate and effective interest rate.

Valuation of accounts receivable

Management monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Valuation of inventory

Management makes estimates of future customer demand for products when establishing appropriate provisions for inventory obsolescence. In making these estimates, management considers the aged of inventory and profitability of recent sales.

Recoverability of income taxes

The measurement and assessment of income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws and estimates of the Company’s abilities to utilize losses carried forward to offset taxes payable on future taxable income. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the financial statements.

Useful life of property and equipment

Changes in the intended use of property and equipment as well as changes in technology or economic conditions may cause the estimated useful life of these assets to change. The change in useful lives could impact the depreciation expense and carrying value of property and equipment.

Useful life of intangible assets

Changes in the intended use of intangible assets with determinable useful lives as well as changes in technology or economic conditions may cause the estimated useful life of these assets to change. The change in useful lives could impact the amortization expense and carrying value of intangible assets.

NOTE 4 – ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

Accounts receivable and other receivables as of June 30, 2023 and December 31, 2022 are summarized as below:

	June 30, 2023	December 31, 2022
Customers by sales provision of services	€1,979,803	€3,429,596
VAT receivable	29,242	-
Others	59,484	41,541
	€2,068,529	€3,471,137
Allowance for doubtful accounts	(338,062)	(333,528)
	€1,730,467	€3,137,609

As of June 30, 2023 and December 31, 2022, the allowance for doubtful accounts of €338,062 and €333,528. During the six months ended June 30, 2023 and 2022, the Company recorded bad debt expense of €4,534 and bad debt recovery of €10,859.

NOTE 5 – INVENTORIES

As of June 30, 2023 and December 31, 2022, the Company had finished goods of €8,742,895 and €10,106,216, respectively. During the six months ended June 30, 2023 and 2022, the Company recorded provision on slowing moving inventory in the statements of operations of € 0 and € 0, respectively. As of June 30, 2023 and December 31, 2022, there are provision for obsolescence of €90,345 and €90,345, respectively.

The Company outsourced the management of inventories to a third party with all the inventories located in warehouse owned by the third parties. The Company pays a monthly fee to the warehouse company for insurance coverage of the inventories, as stated in the agreement between both parties.

NOTE 6 – PREPAID EXPENSE

Prepaid expense as of June 30, 2023 and December 31, 2022 are summarized as below:

	June 30, 2023	December 31, 2022
Advancement to suppliers for inventory	€884,768	€632,185
Advancement for PP&E under construction	11,258	26,727
Conference	2,995	61,036
Security deposits and others	15,957	15,658
	€914,978	€735,606

As of June 30, 2023 and December 31, 2022, the Company has advancement to suppliers for purchase of inventory of €884,768 and €632,185, respectively.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2023 and December 31, 2022 are summarized as follows:

	June 30, 2023	December 31, 2022
Furniture	€49,063	€49,063
Laboratory Photovoltaic Installation	116,912	98,792
Tools and Machinery	6,026	5,458
Computer	13,391	12,747
	185,392	166,060
Accumulated depreciation	(25,628)	(15,577)
	€159,764	€150,483

During the six months ended June 30, 2023 and 2022, the Company acquired property and equipment of €19,333 and €2,565, respectively. During the six months ended June 30, 2023 and 2022, the Company recorded depreciation expense of €10,051 and €1,321, respectively.

NOTE 8 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2023 and December 31, 2022 are summarized as follows:

	June 30, 2023	December 31, 2022
Software development	€338,120	€368,705
Software	248,419	-
Computer application	33,755	33,755
Web page	6,010	6,010
	626,304	408,470
Accumulated amortization	(64,606)	(39,464)
	€561,698	369,006

As of June 30, 2023 and December 31, 2022, the Company has intangible assets of €561,698 and €369,005, of which software development of €338,120 for the new version of the Sun Box, an all-in-one device that integrates most of the equipment for domestic photovoltaic installation, are not yet ready for use as intended by management and therefore no cumulative amortization has been recorded to June 30, 2023.

During the six months ended June 30, 2023 and 2022, the Company recorded amortization expense of €25,142 and €429, respectively, and no impairment loss was incurred on the intangible assets.

NOTE 9 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued labilities as of June 30, 2023 and December 31, 2022 are summarized as follows:

	June 30, 2023	December 31, 2022
Trade payable	€2,096,225	€2,412,588
VAT payable	95,805	37,127
Payroll taxes payable	39,251	46,268
Customer deposits	-	156,886
	€2,231,281	€2,652,869

NOTE 10 – RELATED PARTY TRANSACTIONS

Amount due from (to) as of June 30, 2023 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Long-term investment	€-	€-	€2,550	€2,550
Short-term investment	-	-	20,830	20,830
Trade receivables	-	-	56,455	56,455
Total	€-	€-	€79,835	€79,835

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Long-term loan	€-	€(3,420,000)	€-	€(3,420,000)
Short-term loan	-	(380,262)	-	(380,262)
Credits pending collection	-	(1,123)	-	(1,123)
Total	€-	€(3,801,385)	€-	€(3,801,385)

All the amount due to and from related parties are unsecured, non-interest bearing and due on demand, except for the loan agreement from Umbrella Solar of €3,800,000. This loan was formalized and signed on June 30 for a period of 5 years, with a market interest rate of 6.25% per year, payable bi-annually.

Amount due from (to) as of December 31, 2022 are summarized as follows:

Due from related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€21,693	€21,693
Long-term investment	-	-	2,550	2,550
Trade receivable	264	-	115,757	116,021
Total	€264	€-	€140,000	€140,264

Due to related parties:

	Ultimate	Senior	Other group
	partner	partner	companies	Total
Credits pending collection	€-	€-	€(85)	€(85)
Trade payable to related party	-	(237,200)	-	(237,200)
Total	€-	€(237,200)	€(85)	€(237,285)

Amount due to and from related parties are unsecured, non-interest bearing and due on demand.

Transactions with related parties during the six months ended June 30, 2023 and 2022 were summarized as follows:

Six Months Ended June 30, 2023

	Senior	Other group
	partner	companies	Total
Sales	€-	€184,362	€184,362
Services received	508,590	-	508,590
	€508,590	€184,362	€692,952

Six Months Ended June 30, 2022

	Senior	Other group
	partner	companies	Total
Sales	€-	€544,786	€544,786
Services received	142,433	-	142,433
Purchases	-	30,696	30,696
	€142,433	€575,482	€717,915

Our related party transactions during the fiscal year ended December 31, 2021, include sales of products or services made to or purchases of products or services from affiliated group companies that are under common control and to associates of such group companies. These transactions include income accrued from the commercial activities of our company. The purchases relate to merchandise that we sell in its normal course of commercial operations.

Umbrella Solar Investment, as the holding company of the group, assumes all structural costs such as those related to the human resources, licenses, legal, tax, labor, marketing, and other generic structural costs. A margin of 13% is applied to these costs and the resulting amount is distributed to the four most significant companies in the group based on their estimated revenue in the monthly management fees.

During the six months ended June 30, 2023 and 2022, the Company incurred management fees to Umbrella Solar Investment, S.A, of € 508,590 and € 142,433, respectively.

No compensation has been paid to the executives under Crocodile Investment SLU. The company expects to continue with the same allocation structure in the future.

NOTE 11 – BANK LOANS

Bank loans as of June 30, 2023 and December 31, 2022 are summarized as follows:

	June 30, 2023	December 31, 2022
Bank loans	€440,170	€556,386
Lines of credit	3,404,561	7,778,145
	3,844,731	8,334,531
less: current portion	(3,636,961)	(8,010,239)
	€207,770	€324,292

The terms and conditions of outstanding bank loans are as follows:

		Nominal		June 30, 2023		December 31, 2022
Bank Loans	Currency	interest rate	Year of maturity	Face Value	Carrying Amount	Face Value	Carrying Amount
Bankia SA	EUR	1.50%	2025	400,000	186,560	400,000	236,243
Targobank SA	EUR	1.87%	2025	100,000	50,874	100,000	63,317
Banco de Sabadell SA	EUR	1.50%	2025	250,000	116,446	250,000	149,366
Liberbank	EUR	1.55%	2025	170,000	86,291	170,000	107,460
				€920,000	€440,170	€920,000	€556,386

During the six months ended June 30, 2023 and 2022, the Company incurred bank loan interest expense of €4,132 and €5,215, respectively.

The Company’s obligations are secured by substantially all of the assets of the Company.

Principal repayments to maturity by fiscal year are as follows:

Year ended December 31,
2023 (excluding the six months ended June 30, 2023)	€114,157
2024	233,926
2025	92,087
Thereafter	-
Total	€440,170

In addition, the Company maintains the following lines of credit:

As of June 30, 2023

				June 30, 2023
Line of credit	Credit Limit	Nominal interest rate	Maturity	Carrying Value
Caixabank	€2,500,000	2.00% + Euribor	3/25/2024	€1,307,300
Sabadell	1,700,000	2.75% + Euribor	2/28/2024	332,514
BBVA	1,500,000	1.90% + Euribor	12/22/2023	1,331,874
BBVA	1,500,000	1.90% + Euribor	03/01/2024
Santander	2,000,000	2.25% + Euribor	2/28/2024	432,872
Abanca ICO	150,000	1.40% + Euribor	10/31/2023	-
Abanca	700,000	2.00% + Euribor	11/30/2024	-
Bankinter ICO	500,000	1.40% + Euribor	6/21/2024	-
Bankinter	500,000	1.5% + Euribor	6/6/2024	-
	€11,050,000			€3,404,561

As of December 31, 2022

				December 31, 2022
Line of credit	Credit Limit	Nominal interest rate	Maturity	Carrying Value
Caixabank	€2,500,000	2.00% + Euribor	3/25/2023	€2,108,807
Sabadell	1,700,000	2.75% + Euribor	2/28/2023	1,623,953
BBVA	650,000	1.90% + Euribor	12/22/2023	381,000
BBVA	650,000	1.90% + Euribor	12/22/2023	628,951
Santander	2,000,000	2.25% + Euribor	2/28/2023	1,928,786
Abanca ICO	150,000	1.40% + Euribor	10/31/2023	150,000
Abanca	700,000	2.00% + Euribor	11/30/2024	319,103
Bankinter ICO	500,000	1.40% + Euribor	6/21/2023	485,830
Bankinter	500,000	1.50% + Euribor	6/6/2023	151,715
	€9,350,000			€7,778,145

The Company has €3.4 million facility that is unsecured and can be drawn down to meet short-term financing needs. The facility has a maturity of one to three years for the ICO credit lines that renews automatically at the option of the Company. Interest is payable at an average rate of Euribor plus 2.11 basis points. During the six months ended June 30, 2023 and 2022, the Company incurred interest expense from line of credit of €133,977 and €61,357, respectively.

NOTE 12 – SHARE CAPITAL

Authorized

The Company has authorized 50,085,700 ordinary shares with a par value of €0.05.

Issuances

During December 2022, we issued 50,000,000 ordinary shares (pre-stock split: 2,500,000 shares) for proceeds of €2,500,000, to our parent company, who is also our sole shareholder.

The Company has reflected this issuance of ordinary shares for all periods presented due to their nominal value, relative to the planned Initial Public Offering. The Company accounted for the proceeds as share capital in the year ended December 31, 2022. Earnings per share and ordinary shares outstanding have been retroactively reflected to show this issuance from the earliest period reported.

Stock Split

In February 2023, the Company approved a forward stock split of the issued and outstanding ordinary shares on a 20-for-1 basis. We increased our issued and outstanding share capital from 2,504,285 ordinary shares to 50,085,700 ordinary shares. The approval, from the Commercial Registry of Valencia, for the forward stock split has been approved on February 1, 2023. The consolidated financial statements retrospectively reflected the forward stock split.

NOTE 13 – RESERVE

As of June 30, 2023 and December 31, 2022, reserve was €1,411,846 and €383,268 comprised of legal reserves and other reserves, respectively.

Legal reserve

In accordance with the capital company law, companies must allocate amount equal to 10% of the profit for the year to the legal reserve until it reaches 20% of the share capital. The legal reserve may only be used to increase the share capital. Except for the above purpose and as long as it does not exceed 20% of the share capital, the legal reserve can only be used to offset losses, provided there are no other reserves available sufficient for this purpose. As of December 31, 2022, and 2021, it was partially constituted after the aforementioned capital increase. As of June 30, 2023 and December 31, 2022, legal reserve was €857 and €857, respectively.

Other reserve

The Company maintains unrestricted reserve for undistributed profits from previous years. As of June 30, 2023 and December 31, 2022, the other reserves were € 1,410,989€and €382,411 , respectively.

NOTE 14 – LEASES

As of June 30, 2023 and December 31, 2022, the Company had the following lease obligations:

	Discount		June 30,	December 31,
	Rate	Maturity	2023	2022
Current	1.5% - 3.0%	2024-2025	€53,382	€55,961
Non-current	1.5% - 3.0%	2024-2025	13,998	39,098
			€67,380	€95,059

Balance - December 31, 2021	€56,743
Lease liability additions	109,506
Lease liability termination	(35,668)
Repayment of Lease liability	(37,036)
Interest expense on lease liabilities	1,514
Balance - December 31, 2022	€95,059
Repayment of Lease liability	(28,553)
Interest expense on lease liabilities	874
Balance - June 30, 2023	€67,380

On September 8, 2020, the Company entered into a vehicle lease agreement under a four-year term and monthly lease payment of €527.

On January 1, 2021, the Company entered into an office lease agreement under a five-year term and monthly lease payment of €827 for the first year with an escalation rate of Consumer Price Index (CPI) plus 2% per annum. On June 30, 2022, the Company terminated the office lease contract.

On June 1, 2022, the Company entered into an office lease agreement under a two-year term extensible for three years upon expiry and monthly lease payment of €3,384 with an escalation rate of Consumer Price Index (CPI) plus 2% per annum.

On September 26, 2022, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €420.

On November 15, 2022, the Company entered into a vehicle lease agreement under a three-year term and monthly lease payment of €417.

The following table summarizes the maturity of our lease liabilities as of June 30, 2023:

2023 (excluding the six months ended June 30, 2023)	€28,891
2024	31,636
2025	8,072
Total lease payments	68,599
Less: financing cost	(1,219)
Lease liabilities	€67,380

As of June 30, 2023 and December 31, 2022, the Company has right-of-use assets as follows:

Balance - December 31, 2021	€55,730
Additions	109,506
Termination	(34,777)
Depreciation	(36,353)
Balance - December 31, 2022	€94,106
Depreciation	(27,957)
Balance - June 30, 2023	€66,149

NOTE 15 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Set out below are categories of financial instruments and fair value measurements as of June 30, 2023 and December 31, 2022:

Financial assets at fair value	June 30, 2023	December 31, 2022
Cash	€498,099	€502,585

Financial assets at amortized cost
Accounts receivable and other receivables	1,730,467	3,137,609
Amount due from related parties	79,835	140,264

Financial liabilities at amortized cost
Accounts payable and accrued liabilities	(2,231,281)	(2,652,868)
Amount due to related parties	(3,801,385)	(237,285)
Lease liabilities	(67,380)	(95,059)
Bank loans	(3,844,731)	(8,334,530)
	€(7,636,376)	€(7,539,284)

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. Difficulty accessing capital markets could impair the Company’s capacity to grow, execute its business model and generate financial returns. The Company manages its liquidity risk by monitoring its operating requirements to ensure financial resources are available, actively monitoring market conditions and by diversifying its sources of funding and maintaining a diversified maturity profile of its debt obligations.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s main credit risk relates to its cash and accounts receivable. The Company’s credit risk is reduced by a broad customer base and a review of customer credit profiles.

The Company’s maximum exposure to credit risk corresponds to the carrying amount for all cash and accounts receivable. Cash is held with prominent financial institutions. Accounts receivable are held with vendors in which the Company has a historically strong relationship with or related to VAT receivable.

The Company mitigates credit risk associated with its trade receivables through established credit approvals, limits and a regular monitoring process. The Company generally considers the credit quality of its financial assets that are neither past due nor impaired to be solid. Credit risk is further mitigated due to the large number of customers and their dispersion across geographic areas.

As of June 30, 2023 and December 31, 2022, there was one customer and one customer with amount outstanding that exceed 10% of the Company’s revenue that totaled 13% and 16,1% in aggregate, respectively. The Company assessed credit risk as low.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk and other price risk.

Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is not exposed to significant currency risk.

Interest risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its lines of credit due to fluctuations in interest rates. The Company’s bank loans and leases have fixed rates of interest resulting in limited interest rate fair value risk for the Company. The Company manages interest rate risk by seeking financing terms in individual arrangements that are most advantageous taking into account all relevant factors, including credit margin, term and basis. The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Company.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk.

Capital management

The Company’s capital consists of share capital and reserve. The Company’s capital management is designed to ensure that it has sufficient financial flexibility both in the short and long-term to support its financial obligations and the future development of the business.

The Company manages its capital with the following objectives:

(i)	Ensuring sufficient liquidity is available to support its financial obligations and to execute its operating strategic plans;

(ii)	Maintaining financial capacity and flexibility through access to capital to support future development of the business;

(iii)	Minimizing its cost of capital and considering current and future industry, market and economic risks and conditions; and

(iv)	Utilizing short-term funding sources to manage its working capital requirements and long- term funding sources to match the long-term nature of the property, plant and equipment of the business.

There were no changes to the Company’s approach to capital management during the six months ended June 30, 2023 and year ended December 31, 2022. The Company is not subject to externally imposed capital requirements.

NOTE 16 – DEFERRED OFFERING COSTS

As of June 30, 2023 and December 31, 2022, the Company incurred deferred offering costs from its Initial Public Offering as follows:

	June 30, 2023	December 31, 2022
Independent Professional Services	€264,286	€-
Legal and Tax Advice	136,347	-
Notary, Registry and Others	7,577	-
Video, Photography, Design and Layout	1,500	-
	€409,710	€-

NOTE 17 – REVENUE

The Company’s sales derived from sales of electrical and electronic material. The following is the Company’s revenue by geographical markets during the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023	2022
Spain	€5,847,800	€12,760,655
Europe	1,083,065	1,369,875
Rest of the world	281,051	203,512
	€7,211,916	€14,334,042

During the six months ended June 30, 2023 and 2022, the Company recognized revenue of €7,211,916 and €14,334,042, of which €184,362 and €544,786 derived from related parties, respectively.

NOTE 18 – COST OF REVENUE

	Six Months Ended June 30,
	2023	2022
Purchase of finished goods	€6,012,282	€12,004,042
Purchase of raw materials	927	294
Outsourcing service	504	103
	€6,013,713	€12,004,439

During the six months ended June 30, 2023 and 2022, the Company incurred cost of sales of €6,013,713 and €12,004,439, of which €0 and €30,696 derived from related parties, respectively.

NOTE 19 – SELLING AND ADMINISTRATIVE EXPENSES

The Company incurred the following selling and administrative expenses during the six months ended June 30, 2023 and 2022.

	Six Months Ended June 30,
	2023	2022
Professional fees	€566,062	€484,029
Shipping and handling expenses	148,720	183,546
Warehouse handling	44,539	48,731
Miscellaneous operating expenses	45,594	21,622
Marketing and advertising	242,940	74,267
Leases and royalties	66,409	54,116
Insurance premiums	38,167	9,954
Repair and conservation	19,831	16,418
Supplies	1,506	230
Amortization of property and equipment	35,194	1,750
Amortization of right-of-use assets	27,957	7,944
	€1,236,919	€902,607

During the six months ended June 30, 2023 and 2022, the Company incurred selling and administrative expenses of €1,236,919 and €902,607, of which €508,590 and €142,433 derived from related parties, respectively.

NOTE 20 – SUPPLEMENTAL CASH FLOW INFORMATION

Set out below are non-cash investing and financing activities during the six months ended June 30, 2023 and 2022:

Non-cash investing and financing activities:

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2023	2022
Reallocation of opening deficit to reserve	€(1,028,578)	€(267,222)

During the six months ended June 30, 2023 and 2022, the Company paid interest of € 158,321 and € 131,282 and income taxes of €0 and € 233,927, respectively.

NOTE 21 – SUBSEQUENT EVENTS

Between the end of six months ended June 30, 2023 and the date of preparation of these consolidated financial statements, the Company has gone through a main subsequent event, which is its successful debut on the Nasdaq stock exchange on September 22, 2023

The Company announced initial public offering of 1,000,000 American Depositary Shares (“ADSs”), representing 5,000,000 ordinary shares, at a price of $5.00 per ADS to the public for a total of $5,000,000 of gross proceeds to the Company, before deducting underwriting discounts and offering expenses (the “Offering”). The American Depositary Shares began trading on the Nasdaq Capital Market under the symbol “TURB.”